FOR IMMEDIATE RELEASE

February 28, 2008
ADVANTEST CORPORATION
Toshio Maruyama, Representative Board Director, President & CEO
Stock Code Number: 6857, TSE first section
NYSE Ticker Symbol: ATE

CONTACT:
Yuri Morita
Managing Executive Officer &
Senior Vice President, Corporate Affairs Group
Phone: +81-(0)3-3214-7500

Advantest Issues Stock Option (Stock Acquisition Rights) to an Employee

Tokyo –February 28, 2008 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to issue stock options in the form of stock acquisition rights pursuant to Articles 236, 238 and 239 of the Company Law and a shareholders resolution at the 65th ordinary general meeting of shareholders under the terms set forth below.

1.	Date of allocation	February 28, 2008
2.	Number of stock acquisition rights allocated	10
3.	Payment to be made as consideration for the stock acquisition rights	No payment is required.
4.	Class and total number of shares to be issued or delivered upon exercise of the stock acquisition rights	1,000 shares of common stock of the Company (each stock acquisition right shall be exercisable for 100 shares)
5.	Total subscription price to be paid upon exercise of each stock acquisition right	556,300 yen per unit (5,563 yen per share)
6.	The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	5,563,000 yen
7.	Exercise period of the stock acquisition rights	Between April 1, 2008 and March 31, 2012
8.	Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)           The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 2,882 yen per share.
(b)           The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 2,881 yen per share.

9.	The number of employees receiving stock acquisition rights	One employee of the Company’s foreign subsidiary.

For Reference

(1)	The date of the meeting of the Board of Directors setting the date for the ordinary general meeting of shareholders	May 25, 2007
(2)	Date of the resolution made pursuant to the ordinary general meeting of shareholders	June 27, 2007